

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

September 21, 2017

Ms. Paula M. Ciprich
General Counsel and Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, NY 14221

Re: Stockholder Proposal

Dear Ms. Ciprich:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that National Fuel Gas Company ("NFG") include the proposal in its proxy statement for the 2018 Annual Meeting of Stockholders. GAMCO is proposing a resolution that urges the stockholders to vote to request that the Board of Directors examine and take active steps to participate in the rapidly consolidating natural gas local distribution ("LDC") sector.

Currently, GAMCO beneficially owns approximately 3,039,313 shares of NFG's Common Stock. According to our information, this represents 3.55% of the outstanding Common Stock. Attached as Exhibit A are Amendments 8 through 12 to our Schedule 13D, dated February 25, 2016 through September 21, 2017. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of NFG since prior to September 20, 2016. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from September 20, 2016 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which NFG holds its 2018 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of National Fuel Gas Company (the "Company" or "NFG") request that the Board of Directors examine and take active steps to participate in the rapidly consolidating natural gas local distribution ("LDC") sector.*

SUPPORTING STATEMENT

As an example, St. Louis based LDC Spire (formally known as Laclede Group), under the leadership of Suzanne Sitherwood, purchased Missouri Gas (9/1/2013), Alabama Gas (8/24/2014) and Energy South (9/12/2016) and, in large part reflecting these acquisitions, Spire's share price has increased from $43 in September 2013 to $75 in September 2017. Canadian utilities have been active consolidators including, Algonquin Power & Utilities Corporation, which recently agreed to buy St. Lawrence Gas Company, Emera Inc., which purchased TECO Energy (owner of Peoples Gas and New Mexico Gas), and AltaGas, which agreed to buy WGL Holdings. Several electric utilities have also purchased LDC's including Duke Energy – Piedmont Natural Gas (10/3/2016), Southern Company – AGL Resources (7/1/2016) and Dominion Resources – Questar (9/16/2016).

GAMCO believes that NFG, given its 100 plus years knowledge of this industry, should use its LDC as a currency, including such financial engineering alternatives as a tracker stock[1] or other value creating mechanism, while maintaining control of the entity and its use of cash flow.

Appendix

[1] Tracker stocks divide the economics – but not the legal ownership – of distinct businesses between different groups of shareholders. Parent and tracker companies share one Board of Directors, file one consolidated tax return and jointly retain liabilities in the case of liquidation.

Tracker stocks are used to attract shareholders of differing tastes and to highlight underappreciated assets where a spin-off may be sub-optimal because (a) tax assets are shared; (b) assets collateralize debt obligations; (c) flexibility to re-arrange assets is desired; or (d) the requirements of a spin-off cannot be met.

WE URGE ALL STOCKHOLDERS TO VOTE "FOR" THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK)	
)	ss.:
COUNTY OF WESTCHESTER)	

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of National Fuel Gas Company ("NFG") for NFG's 2018 Annual Meeting of Stockholders.

2.   GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of NFG throughout the period since September 20, 2016. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which NFG's 2018 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



_____
David Goldman

Sworn to before me this
20th day of September 2017



Notary Public
MARK J. GAMBETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GA6171160
Qualified in Westchester County
My Commission Expires July 23, 2019

<u>Exhibit A</u>

Amendment numbers 8, 9, 10, 11 and 12 to Schedule 13D, filed on February 29, 2016, November 10, 2016, November 28, 2016, August 16, 2017 and September 21, 2017 respectively (complete filings available on EDGAR).